Exhibit (a)(1)

PUT RIGHT PURCHASE OFFER

TO HOLDERS OF

3.25% CONVERTIBLE SENIOR NOTES DUE 2028

ISSUED BY COEUR D’ALENE MINES CORPORATION

CUSIP Number: 192108 AR9

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions set forth in the Indenture, dated as of March 18, 2008 (the “Base Indenture”), between Coeur d’Alene Mines Corporation, an Idaho corporation (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 18, 2008 (together with the Base Indenture, the “Indenture”), and in the Company’s 3.25% Convertible Senior Notes due 2028 (the “Notes”) that, at the option of each holder (each, a “Holder”) of the Notes, the Notes will be purchased by the Company on March 15, 2013, the purchase date calculated pursuant to the Indenture, for $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, March 15, 2013 (the “Put Right Purchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Put Right Purchase Offer, as amended and supplemented from time to time (such option, the “Put Option”). Holders may surrender their Notes for purchase pursuant to the Put Option from 9:00 a.m., New York City time, on Wednesday, February 13, 2013 through 5:00 p.m., New York City time, on Thursday, March 14, 2013 (the “Expiration Date”), which is the Business Day immediately preceding March 15, 2013. Accrued interest on the Notes to, but not including, March 15, 2013, which is also an interest payment date under the terms of the Notes, will be paid to the record Holders as of the close of business on March 1, 2013, prior to or concurrently with the payment of the Put Right Purchase Price. Accordingly, we expect that there will be no accrued and unpaid interest due as part of the Put Right Purchase Price. All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Notes.

To exercise your option to have the Company purchase the Notes and receive the Put Right Purchase Price per $1,000 principal amount of the Notes, you must validly surrender the Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Trustee has informed us that, as of February 12, 2013, all custodians and beneficial holders of the Notes hold the Notes through Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Paying Agent is:

The Bank of New York Mellon

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Corporate Trust - Reorg

Fax:

(732) 667-9408

For Information:

(315) 414-3362

Additional copies of this Put Right Purchase Offer may be obtained from the Paying Agent at its addresses set forth above.

Dated: February 13, 2013

No person has been authorized to give any information or to make any representation other than those contained in the Put Right Purchase Offer and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained herein is accurate as of any date other than the date on the front of this Put Right Purchase Offer. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Right Purchase Offer shall not under any circumstances create any implication that the information contained in the Put Right Purchase Offer is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Put Right Purchase Offer because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary. References in this Put Right Purchase Offer to “the Company,” “we,” “us” and “our” refer to Coeur d’Alene Mines Corporation, unless the context indicates otherwise.

Who is offering to purchase my Notes?

Coeur d’Alene Mines Corporation is offering to purchase the Notes, which it originally issued in March 2008. The Company is an Idaho corporation. The mailing address of our principal executive offices is: Coeur d’Alene Mines Corporation, 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83816. Our telephone number is (208) 667-3511. (Page 6)

Why is the Company offering to purchase my Notes?

Under the terms of the Notes, each Holder has a right to sell Notes, and we have an obligation to buy Notes, pursuant to the Put Option. (Pages 6-7)

What Notes are you obligated to purchase?

We are obligated to purchase all of the Notes surrendered, at the option of the Holders. As of February 12, 2013, there was approximately $48,658,000 aggregate principal amount of Notes outstanding. (Pages 6-7)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a Put Right Purchase Price of $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, March 15, 2013, with respect to any and all Notes validly surrendered for purchase and not withdrawn. (Page 7)

If I do not surrender my Notes for purchase, how will my rights and obligations as a Holder of Notes be affected?

If you do not surrender your Notes for purchase pursuant to the Put Option, your Notes will remain outstanding and your conversion right will not be affected. However, pursuant to the Indenture, we have the right to redeem the Notes at any time on or after March 22, 2015, subject to the terms and conditions set forth in the Indenture, at a redemption price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to the redemption date. (Page 6)

How can I determine the market value of the Notes?

There is no established reporting system or trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Put Option. (Pages 7-8)

What does the board of directors of the Company think about the Put Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for purchase in the Put Option. You must make your own decision as to whether to surrender your Notes for purchase in the Put Option and, if so, the amount of Notes to surrender. (Page 7)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on the Expiration Date, which is Thursday, March 14, 2013, the Business Day immediately preceding March 15, 2013. We will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. (Page 6)

What are the conditions to the purchase by the Company of the Notes?

The purchase by us of validly surrendered Notes is not subject to any condition other than such purchase being lawful and satisfaction of the procedural requirements described in this Put Right Purchase Offer. (Pages 6-7)

How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC no later than 5:00 p.m., New York City time, on the Expiration Date.

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Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC.

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Holders who are DTC participants should surrender their Notes electronically through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.

By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Put Right Purchase Offer. (Pages 8–10)

If I surrender my Notes, when will I receive payment for them?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option. We will promptly forward to The Bank of New York Mellon (the “Paying Agent”) on March 15, 2013, which is the purchase date calculated pursuant to the Indenture, the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 11)

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Expiration Date. (Pages 10–11)

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. (Pages 10-11)

If I choose to surrender Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in an integral multiple of $1,000. (Page 8)

How will surrendering my Notes for purchase affect my rights and obligations as a Holder of Notes?

If you surrender your Notes for purchase, you will receive the Put Right Purchase Price, which amount includes accrued and unpaid interest, if any, with respect to such Notes. However, March 15, 2013 is an ordinary interest payment date under the Notes and, therefore, all accrued interest on the Notes to, but not including, March 15, 2013 will be paid to the record Holders of the Notes as of the close of business on March 1, 2013. Accordingly, we expect that there will be no accrued and unpaid interest due as part of the Put Right Purchase Price.

If you surrender your Notes for purchase, you will give up all rights and obligations associated with ownership of the Notes as of the date that your securities are purchased, including your right to convert your Notes into shares of our common stock on the terms and subject to the conditions set forth in the Indenture. (Page 7)

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert your Notes, but only during the periods or upon the events described in the Indenture. Upon a conversion of the Notes, you would be entitled to receive a cash payment equal to the “Principal Portion” (as defined in the Indenture) plus, in certain circumstances, an amount in excess thereof paid in cash, shares of our common stock or a combination thereof, at our election.

The type and amount of consideration you would receive upon conversion of your Notes would depend on, among other things, the conversion rate applicable at the time of conversion, the trading prices of our common stock during a 20-day trading period beginning on the second business day following your conversion election and whether we elect to settle any excess amount in cash, common stock or a combination thereof. The conversion rate in effect on February 13, 2013 was 17.6025 shares of common stock per $1,000 principal amount of the Notes and the conversion price in effect at that time was $56.81 per share of common stock.

Using our closing stock price as an estimate of the trading price of our common stock, we estimate that if you had elected to convert your Notes on January 11, 2013, you would have received approximately $404.16 on or promptly after February 13, 2013 for each $1,000 aggregate principal amount of your Notes that you converted.

The foregoing amounts are provided by way of example only, and you should review current pricing information for the common shares of the Company before making any decision regarding conversion of your Notes. (Page 6)

If I am a U.S. person for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor regarding the actual tax consequences to you. (Pages 12–15)

Who is the Paying Agent?

The Bank of New York Mellon, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. The address and telephone number of the Paying Agent are set forth on the front cover page of this Put Right Purchase Offer.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Notes for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Put Right Purchase Offer.

IMPORTANT INFORMATION

1. Information Concerning The Company.

Coeur d’Alene Mines Corporation is offering to purchase the Notes, which it originally issued in March 2008. The Company is an Idaho corporation. The mailing address of the Company’s principal executive offices is: Coeur d’Alene Mines Corporation, 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83816. The Company’s telephone number is (208) 667-3511. The Company has not paid per share cash distributions or dividends on its common stock during the past two years.

2. Information Concerning the Notes.

2.1. General. As of February 12, 2013, there was approximately $48,658,000 aggregate principal amount of Notes outstanding.

2.2 Redemption at the Option of the Company. Pursuant to the Indenture, we have the right to redeem the Notes at any time on or after March 22, 2015, subject to the terms and conditions set forth in the Indenture, at a redemption price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to the redemption date.

2.3 Conversion Rights. Holders have the right to convert their Notes, but only during the periods or upon the events described in the Indenture. Upon a conversion of the Notes, Holders would be entitled to receive a cash payment equal to the “Principal Portion” (as defined in the Indenture) plus, in certain circumstances, an amount in excess thereof paid in cash, shares of our common stock or a combination thereof, at our election. The type and amount of consideration Holders would receive upon conversion of their Notes would depend on, among other things, the conversion rate applicable at the time of conversion, the trading prices of our common stock during a 20-day trading period beginning on the second business day following your conversion election and whether we elect to settle any excess amount in cash, common stock or a combination thereof. The conversion rate in effect on February 13, 2013 was 17.6025 shares of common stock per $1,000 principal amount of the Notes and the conversion price in effect at that time was $56.81 per share of common stock.

Using our closing stock price as an estimate of the trading price of our common stock, we estimate that if a Holder had elected to convert its Notes on January 11, 2013, such Holder would have received approximately $404.16 on or promptly after February 13, 2013 for each $1,000 aggregate principal amount of Notes converted.

The foregoing amounts are provided by way of example only, and Holders should review current pricing information for the common shares of the Company before making any decision regarding conversion of their Notes.

Holders that do not surrender their Notes for purchase pursuant to the Put Option or that validly withdraw a surrender of their Notes in compliance with the withdrawal procedures described herein, will retain the right to convert their Notes subject to the terms, conditions and adjustments specified in the Indenture and the Notes. If a Holder validly surrenders its Notes for purchase pursuant to the Put Option and the Holder subsequently wishes to convert such Notes pursuant to the Indenture, the Holder may not convert its surrendered Notes unless such Holder validly withdraws the Notes in compliance with the procedures described herein and in accordance with the Indenture.

3. Information Concerning the Put Option.

3.1 Our Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, we are obligated to purchase all Notes validly surrendered for purchase and not withdrawn, at the Holder’s option, on March 15, 2013. The Put Option expires at 5:00 p.m., New York City time, on the Expiration Date, which is Thursday, March 14, 2013, the Business Day immediately preceding the repurchase date.

The Indenture does not provide us the right to extend the period Holders have to accept the Put Option. Nonetheless, if we make any change to this Put Option that we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Notice that we will distribute to registered Holders, and we will make a public announcement of such change or waiver promptly afterward by means of a press release. We may be required to extend the Expiration Date for a period of five to ten Business Days, depending on the significance of the change or waiver. If we are required to extend the Expiration Date, we will make a public announcement of such extension promptly by means of a press release. If we are required to extend the Expiration Date and do not accept and pay for tendered Notes on March 15, 2013, such failure to pay could be a default under the Indenture. The purchase by the Company of validly surrendered Notes is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Put Right Purchase Offer.

3.2 The Put Right Purchase Price. Pursuant to the Indenture, the Put Right Purchase Price to be paid by us for the Notes is $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, March 15, 2013.

The Put Right Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase will be accepted only in an integral multiple of $1,000.

The Put Right Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of our common stock. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our common stock, before making a decision as to whether to surrender their Notes for purchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Put Right Purchase Offer. Each Holder must make its own decision as to whether to surrender Notes for purchase and, if so, the principal amount of Notes to surrender based on its assessment of the current market value of the Notes and our common stock and other relevant factors.

3.3 Effect of the Purchase of Notes Pursuant to the Put Option. If you surrender your Notes for purchase, you will receive the Put Right Purchase Price, which amount includes accrued and unpaid interest, if any, with respect to such Notes. However, March 15, 2013 is an ordinary interest payment date under the Notes and, therefore, all accrued interest on the Notes to, but not including, March 15, 2013 will be paid to the record Holders of the Notes as of the close of business on March 1, 2013. Accordingly, we expect that there will be no accrued and unpaid interest due as part of the Put Right Purchase Price.

If you surrender your Notes for purchase, you will give up all rights and obligations associated with ownership of the Notes as of the date that your Notes are purchased, including the right to convert your Notes into shares of our common stock on the terms and subject to the conditions set forth in the Indenture. Unless the Company defaults in making payment of the Put Right Repurchase Price on Notes covered by a Repurchase Notice (as defined in the Indenture), interest on Notes covered by any Repurchase Notice will cease to accrue on and after the Repurchase Date. The rights and obligations of Holders of Notes that are not surrendered for purchase pursuant to the Put Option and remain outstanding will not change.

3.4 Market for the Notes. There is no established reporting system or trading market for the Notes. However, we believe the Notes currently are traded over the counter. We believe that there is no practical way to accurately determine the trading history of the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the market price and implied volatility of our common stock and the market for similar securities. Following the expiration of the Put Option, the trading market for the Notes may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Notes pursuant to the Put Option will reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following the Put Option. We cannot assure you that a market will exist for the Notes following the Put Option. The extent of the public market for the Notes following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes. As of February 12, 2013, there was approximately $48,658,000 aggregate principal amount of Notes outstanding.

Our common stock, into which the Notes are convertible during certain periods and subject to certain conditions set forth in the Indenture, is listed on the New York Stock Exchange (“NYSE”) under the symbol CDE. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of our common stock as reported on the NYSE.

	High	Low
2013
1st Quarter (through February 12, 2013)	25.47	21.39
2012
4th Quarter	31.97	21.90
3rd Quarter	29.69	15.15
2nd Quarter	24.78	16.21
1st Quarter	30.88	23.03
2011
4th Quarter	29.85	19.30
3rd Quarter	30.99	21.35
2nd Quarter	37.59	22.41
1st Quarter	36.07	22.10

On February 12, 2013, the closing price of our common stock on the NYSE was $23.49 per share. We urge you to obtain current market information for the Notes, to the extent available, and our common stock before making any decision to surrender your Notes pursuant to the Put Option.

4. Procedures To Be Followed By Holders Electing To Surrender Notes For Purchase.

Notes must be surrendered to the Paying Agent to collect payment of the Put Right Repurchase Price and accrued but unpaid interest. Holders will not be entitled to receive the Put Right Purchase Price for their Notes unless they validly surrender and do not withdraw the Notes on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be surrendered in an integral multiple of $1,000. If Holders do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Expiration Date, their Notes will remain outstanding subject to the terms of the Indenture and the Notes.

Holders have the right to require the Company to purchase their Notes at the Put Right Repurchase Price on the repurchase date by delivering to the Company and the Paying Agent a written notice of purchase in the form of Exhibit I hereto (a “Repurchase Notice”) at any time from the opening of business on February 13, 2013 until 5:00 p.m., New York City time on March 14, 2013, stating (i) the certificate numbers of the Notes which the Holder will deliver to be repurchased, (ii) the portion of the principal amount of the Notes which the Holder will deliver to be repurchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof and (iii) that such Notes shall be repurchased as of the Repurchase Date pursuant to the terms and conditions specified in paragraph 6 of the Notes and in the Indenture, or by delivery or book-entry transfer of such Notes to the Paying Agent prior to, on or after the Repurchase Date (together with all necessary endorsements) at the offices of the Paying Agent.

4.1 Method of Delivery. The Trustee has informed us that, as of the date of this Put Right Purchase Offer, all custodians and beneficial owners of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s ATOP system. Valid delivery of Notes via ATOP will constitute a Repurchase Notice (as defined in the Indenture) satisfying the notice requirements of the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through DTC’s ATOP system, is at the election and risk of the person surrendering such Notes.

4.2 Agreement to be Bound by the Terms of the Put Option. By surrendering its Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Holder has received this Put Right Purchase Offer;

•	such Notes shall be purchased pursuant to the terms and subject to the conditions set forth in this Put Right Purchase Offer;

•	such Holder agrees to all of the terms of this Put Right Purchase Offer;

•	such Holder’s surrender of the Notes shall act as execution and delivery, on behalf of such Holder, of the Repurchase Notice attached hereto;

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upon the terms and subject to the conditions set forth in this Put Right Purchase Offer, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Put Right Purchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Put Right Purchase Offer;

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such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

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such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

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such Holder understands that all Notes properly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Put Right Purchase Price, in cash, pursuant to the terms and subject to the conditions set forth in the Indenture, the Notes the Put Right Purchase Offer, as amended and supplemented from time to time;

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payment for Notes purchased pursuant to the Put Right Purchase Offer will be made by deposit of the Put Right Purchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

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surrender of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Put Right Purchase Offer at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

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all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

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the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

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all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Put Right Purchase Offer and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

4.3 Delivery of Notes.

Notes Held Through a Custodian. A Holder who wishes to tender Notes pursuant to this Put Right Purchase Offer and whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee and instruct the nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below under “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of Notes held by them as a nominee or in a fiduciary capacity.

Notes in Global Form. A Holder who is a DTC participant who wishes to tender Notes pursuant to this Put Right Purchase Offer must surrender to the Company such Holder’s beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

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electronically transmitting such Holder’s acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date.

The electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf in surrendering through DTC’s ATOP system, and transmitted by DTC to the Paying Agent, must acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under “— Agreement to be Bound by the Terms of the Put Option.”

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

5. Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Notes, Holders must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. Notes withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 4 above.

A Repurchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the Put Right Repurchase Notice at any time prior to the close of business on March 14, 2013, specifying (i) the certificate number of the Note in respect of which such notice of withdrawal is being submitted, (ii) the principal amount of the Note with respect to which such notice of withdrawal is being submitted and (iii) the principal amount, if any, of such Note which remains subject to the original Repurchase Notice and which has been or will be delivered for purchase by the Company.

This means a Holder must deliver, or cause to be delivered by the tendering DTC participant, a valid withdrawal request through DTC’s ATOP system before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:

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specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

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be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

6. Payment For Surrendered Notes.

The Repurchase Price for any Notes as to which a Repurchase Notice has been given and not withdrawn shall be paid promptly following the later of the repurchase date and the time of surrender of such Notes. We will promptly forward to the Paying Agent on March 15, 2013, which is the repurchase date calculated pursuant to the Indenture, the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Expiration Date.

The total amount of funds required by us to purchase all of the Notes is $48,658,000 (excluding accrued interest payable and assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, we intend to use available cash to purchase the Notes.

7. Notes Acquired.

We will request that the Trustee cancel, pursuant to the terms of the Indenture, any Notes purchased by us pursuant to the Put Option.

8. Interests Of Directors, Executive Officers And Affiliates Of The Company In The Notes.

Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of this Put Right Purchase Offer, none of such persons has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Put Right Purchase Offer as Annex A.

9. Purchases Of Notes By the Company And Its Affiliates.

Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until the tenth Business Day after the Expiration Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Put Right Purchase Price. Any decision to purchase Notes after the Put Option, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Put Option, the market price of our common stock, the business and financial position of the Company and general economic and market conditions.

10. Material United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences relating to surrendering Notes for purchase pursuant to the Put Option as of the date hereof. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and judicial decisions, all as in effect as of the date hereof, any of which may subsequently be changed or interpreted differently by the Internal Revenue Service (the “IRS”), possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We cannot assure you that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary does not address all aspects of U.S. federal income tax related to the Put Option and does not address all tax consequences that may be relevant to Holders in light of their personal circumstances or particular situations, such as:

•

Holders who may be subject to special tax treatment under U.S. federal income tax laws, including dealers in securities or currencies, banks and other financial institutions, regulated investment companies;

•	real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	U.S. Holders (as defined below) of Notes whose “functional currency” is not the U.S. dollar;

•	persons that are, or hold their Notes through, partnerships or other pass-through entities;

•	former citizens or residents of the United States; and

•	U.S. Holders that are subject to the U.S. federal alternative minimum tax.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This summary of material U.S. federal income tax consequences is for general information only and is not tax advice for any particular investor. Furthermore, this summary only applies to beneficial owners of Notes who hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). If you are considering exercising the Put Option, you should consult your tax advisors concerning the U.S. federal income, estate and gift tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. Holder” to refer to a beneficial owner of Notes that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

We use the term “Non-U.S. Holder” to describe a beneficial owner of Notes that is not a U.S. Holder or a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

U.S. Holders of Notes Who Receive Cash Pursuant to the Put Option

Sale of the Notes. A U.S. Holder that receives cash in exchange for Notes pursuant to the Put Option will recognize gain or loss equal to the difference between the amount realized on the disposition of the Notes pursuant to the Put Option and the U.S. Holder’s adjusted tax basis in such Notes. The amount realized will equal the amount of cash received for such Notes (other than amounts, if any, attributable to accrued and unpaid interest, which amounts will be treated as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income). A U.S. Holder’s adjusted tax basis in the Notes generally will equal the cost of such Notes to such U.S. Holder, increased by any amounts includible in income by the U.S. Holder as market discount pursuant to an election, and reduced by any amortized premium which the U.S. Holder has previously elected to deduct. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to its Notes exceeds one year at the time of the disposition. Long term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder that acquired Notes with more than a de minimis amount of market discount (i.e., more than a regulatory de minimis excess of the stated redemption price at maturity over the basis of such Notes immediately after acquisition by the U.S. Holder) generally will be required to treat gain on the sale of such Notes as ordinary income to the extent of the market discount accrued to the date of the disposition and not previously included in the U.S. Holder’s income. Market discount accrues on a ratable basis, unless the U.S. Holder elects to accrue the market discount using a constant-yield method.

Information Reporting and Backup Withholding for U.S. Holders. In general, information reporting requirements will apply to payments made to U.S. Holders that surrender their Notes, other than certain exempt recipients. Each U.S. Holder will be asked to provide to our paying agent such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup withholding. Backup withholding at the applicable rate will apply to payments made to a U.S. Holder if the U.S. Holder fails to timely provide its correct taxpayer identification number or certification of exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders Who Receive Cash Pursuant to the Put Option

Sale of the Notes. A Non-U.S. Holder that realizes gain in connection with the receipt of cash in exchange for Notes pursuant to the Put Option generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition of the Notes and certain other conditions are met; or

•

the Company is, or has been, a U.S. real property holding corporation (“USRPHC”) during the shorter of the Non-U.S. Holder’s holding period or the five-year period ending on the date of disposition and certain other requirements are satisfied. We believe that we are not, nor have we been, a USRPHC.

If a Non-U.S. Holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the disposition of the Notes at graduated U.S. federal income tax rates, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year attributable to such gain, subject to certain adjustments. If a Non-U.S. Holder is an individual described in the second bullet point above, such Holder will be subject to a 30% tax on the gain derived from the disposition of the Notes, which may be offset by certain U.S. source capital losses, even though such Holder is not considered a resident of the United States. If a Non-U.S. Holder is eligible for the benefits of a tax treaty with the United States, any such gain will be subject to United States federal income tax in the manner specified by the treaty.

No withholding of U.S. federal income tax will be required with respect to the portion of the payment, if any, attributable to accrued and unpaid interest on Notes held by a Non-U.S. Holder under the “portfolio interest” rule, provided that:

•

the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation that is related to the Company (actually or constructively) through stock ownership;

•	the Non-U.S. Holder is not a bank that acquired the Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

the Non-U.S. Holder provides its name, address, and taxpayer identification number, if any, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the Non-U.S. Holder holds the Notes through certain foreign intermediaries or certain foreign partnerships, and the Non-U.S. Holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to Non-U.S. Holders that are pass-through entities.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest generally will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed

(i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Any such effectively connected interest income will generally be subject to U.S. federal income tax on a net income basis at graduated U.S. federal income tax rates, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable treaty provides otherwise). In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate under an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year attributable to such interest, subject to certain adjustments.

A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Information Reporting and Backup Withholding for Non-U.S. Holders. In general, a Non-U.S. Holder will not be subject to information reporting or backup withholding with respect to the proceeds from the purchase of Notes pursuant to the Put Option provided such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. However, information reporting (but not backup withholding) will generally apply to the portion of the payment attributable to any accrued and unpaid interest. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability, and may entitle such Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

11. Additional Information.

The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, Room 1580, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section at prescribed rates. Our SEC filings are available to the public from the SEC’s Web site at www.sec.gov or from our Web site at www.coeur.com. However, the information on our web site does not constitute a part of this Put Right Purchase Offer.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained in the same manner as set forth above.

The following documents filed by us with the SEC are incorporated herein by reference and shall be deemed to be a part of this Put Right Purchase Offer:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 23, 2012;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, filed on May 7, 2012, August 7, 2012 and November 6, 2012, respectively; and

•

Our Current Reports on Form 8-K filed on January 6, 2012, February 3, 2012, March 14, 2012, April 11, 2012, May 9, 2012, June 25, 2012 (Item 2.06 and 8.01 information only), July 23, 2012, August 7, 2012 (Item 1.01 information only), August 20, 2012, September 25, 2012, October 16, 2012, October 24, 2012, December 20, 2012, January 7, 2013, January 18, 2013 (Item 3.02 and 5.02 information only), January 25, 2013, January 29, 2013 and February 7, 2013, and our Current Reports on Form 8-K/A filed on February 9, 2012 and August 7, 2012.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. Solicitations.

The Company will bear the cost of soliciting tenders. Tenders may be solicited by directors, officers or regular employees in person or by telephone or electronic mail and acting without special compensation. We have retained Morrow & Co. LLC, Stamford, Connecticut, to assist in the solicitation of tenders. Morrow & Co. LLC’s fee will be $6,500 plus out-of-pocket expenses.

13. Definitions.

All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Notes.

14. Conflicts.

In the event of any conflict between this Put Right Purchase Offer, on the one hand, and the terms of the Indenture or the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Put Right Purchase Offer. Each Holder must make its own decision as to whether to surrender Notes for purchase and, if so, the principal amount of Notes to surrender based on its own assessment of current market value and other relevant factors.

Exhibit I

FORM OF REPURCHASE NOTICE

To: Coeur d’Alene Mines Corporation

The undersigned registered holder of this Security requests and instructs the Company to purchase this Security, or the portion hereof (which is $1,000 principal amount or a multiple thereof) designated below, on the March 15 specified below, in accordance with the terms and conditions specified in paragraph 6 of this Security and the Indenture referred to in this Security and directs that the check in payment for this Security or the portion thereof and any Securities representing the portion of principal amount hereof not to be so purchased, be issued and delivered to the registered holder hereof unless a different name has been indicated below. If any portion of this Security not purchased is to be issued in the name of a Person other than the undersigned, the undersigned shall pay all transfer taxes payable with respect thereto.

Dated:

Signature(s)

Fill in for registration of Securities not purchased if to be issued other than to and in the name of registered holder:

(Name)

(Street Address)

(City, state and zip code)

Please print name and address

Certificate number:

Principal amount to be purchased (if less than all): $            ,000

Date of requested purchase: March 15, 2013

ANNEX A: BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of our board of directors and each of our executive officers. The business address and telephone number of each director and executive officer is: c/o Coeur d’Alene Mines Corporation, 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83816, telephone number (208) 667-3511.

Name	Position
Robert E. Mellor	Chairman of the Board
Mitchell J. Krebs	Director, President and Chief Executive Officer
L. Michael Bogert	Director
James J. Curran	Director
Sebastian Edwards	Director
John H. Robinson	Director
J. Kenneth Thompson	Director
Timothy R. Winterer	Director
Frank L. Hanagarne, Jr.	Senior Vice President, Chief Operating Officer and Chief Financial Officer
Tom T. Angelos	Senior Vice President and Chief Compliance Officer
Donald J. Birak	Senior Vice President, Exploration
Elizabeth Druffel	Treasurer and Chief Accountant
Keagan J. Kerr	Vice President, Human Resources
Casey M. Nault	Vice President and General Counsel
Luke J. Russell	Senior Vice President, Environmental, Health, Safety and Social Responsibility